July 15, 2009

VIA EDGAR (RW WD)

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Re:	The Princeton Review, Inc.

Registration Statement on Form S-3 (File No. 333-158296)

Ladies and Gentlemen:

The Princeton Review, Inc., a company organized under the laws of the State of Delaware (the “Company”) hereby requests that its Rule 477 withdrawal request dated July 1, 2009, filed with the Securities and Exchange Commission be withdrawn.

If you have any questions regarding with respect to this matter, please contact me at 508-663-5081 or John Mutkoski of Goodwin Procter LLP, outside counsel to the Company at (617) 570-1000.

Sincerely,

THE PRINCETON REVIEW, INC.

By:  /s/  Neal S. Winneg

        Neal S. Winneg

        Executive Vice-President and Secretary